SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

      HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

          New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on January 28, 2013.

NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2013 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG —January 28, 2013 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter ended December 31, 2012 -– reflecting net income and margin improvement for the nine-month period.

Net income for the fiscal 2013 third quarter was $18,000, or $0.01 per diluted share, compared with $75,000, or $0.02 per diluted share, in the third quarter a year earlier. Net sales for the same period were $5.6 million compared with $7.3 million a year ago.

Net income for the nine-month period of fiscal 2013 increased 89 percent to $174,000, or $0.05 per diluted share, compared with $92,000, or $0.02 per diluted share, a year earlier. Net sales for the nine months were $16.4 million compared with $19.4 million in the comparable period a year earlier.

“Despite reduced year-over-year sales and continued increases in labor and other costs in China, gross margin for the quarter and nine months improved slightly due to further streamlining initiatives and improved product mix. The sales reduction in the fiscal 2013 third quarter compared with the same period a year earlier was due entirely to the loss of low margin mobile phone case business.

“Excluding the lost sales from the mobile phone case business, net sales on a year-over-year comparison were essentially flat, which suggests that business overall has stabilized and the company is poised to regain momentum,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Gross profit margin for the three- and nine-month periods ended December 31, 2012 increased to 22.2 percent and 21.9 percent, respectively, compared with 18.2 percent and 19.5 percent, respectively, a year earlier. Gross profit margin increased, in part, due to the termination of the low-margin mobile phone case business, which negatively impacted gross margins last year. Kohl also noted that management remains focused on further streamlining initiatives to offset escalating overhead costs in China without sacrificing quality and future business development. Operating income for the three-month period ended December 31, 2012 was $8,000 compared with $6,000 in the prior year. Operating income for the nine months was $255,000 compared with $52,000 a year earlier.

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Highway Holdings Ltd.

Kohl noted that the company is presently in discussions with some of its major customers for substantial price increases and/or authorization to outsource certain labor intensive assembly work to a lower labor-cost region in Asia. He indicated that the relocation of certain assembly services to a neighboring country should be an attractive alternative to higher pricing to customers. “The initial response from our customers indicates support for utilizing a lower-cost country, and we anticipate positive feedback with regard to quality and service utilizing this manufacturing option once the operation fully ramps up. We also expect that our ability to once again offer high quality manufacturing services at low costs will greatly enhance our sales growth and profitability, particularly in the new fiscal year,” Kohl said.

Selling, general and administrative expenses were reduced by $88,000 and $385,000 for the three- and nine-month periods, due to the lower turnover. Selling, general and administrative costs as a percentage of net sales were slightly higher in both the three- and nine-month periods ended December 31, 2012 -- reflecting the impact of decreased sales turnover, increased staff salaries due to the inflationary situation and continued higher operating cost in China.

Fluctuating currency exchange rates affected the company’s net income for the nine-month period ended December 31, 2012. During the nine-month period in 2012, the company reported a $26,000 currency exchange loss compared with a $78,000 exchange gain in 2011.

Kohl noted the company’s balance sheet remains strong. The company’s total cash and restricted cash position at December 31, 2012 was reduced by only approximately $267,000 compared with fiscal year end at March 31, 2012, despite aggregate dividend payments of $341,000, or $0.09 per diluted share since March 2012, and unexpected custom deposit payments of approximately $150,000. The company’s cash position also benefited from the repurchase of certain mobile phone case-related inventory by Highway Holdings’ former customer.

The company’s current ratio was 4:1 at December 31, 2012. The total cash and restricted cash exceeded all current and long term liabilities combined by $2.4 million.

Kohl emphasized that the company is continuing its efforts to further upgrade Highway Holdings’ facilities in China, while reducing the overall size of the operation to improve efficiency through advanced production methods and manufacturing automation.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

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Highway Holdings Ltd.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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Highway Holdings Ltd.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2012	2011	2012	2011

Net sales	$5,619	$7,338	$16,398	$19,394
Cost of sales	4,369	6,002	12,804	15,618
Gross profit	1,250	1,336	3,594	3,776
Selling, general and administrative expenses	1,242	1,330	3,339	3,724
Operating income	8	6	255	52

Non-operating items
Interest expenses	(2)	(4)	(7)	(23)
Exchange gain (loss), net	8	6	(26)	78
Interest income	2	1	7	3
Other income	4	33	50	42
Total non-operating income	12	36	24	100

Net income before income tax and non-controlling Interest	20	42	279	152
Income taxes	(2)	33	(105)	(60)

Net Income before non-controlling interest	18	75	174	92
Less : Net income attributable to non-controlling interest	0	0	0	0
Net income attributable to Highway Holdings Limited shareholders	$18	$75	$174	$92

Net Income per share – basic and diluted	$0.01	$0.02	$0.05	$0.02
Weight average number of shares
Basic	3,778	3,777	3,778	3,777
Diluted	3,788	3,789	3,788	3,789

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Highway Holdings Ltd.

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Dec 31	March 31
	2012	2012
Current assets:
Cash and cash equivalents	$5,308	$5,575
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	4,120	3,724
Inventories	2,628	3,970
Prepaid expenses and other current assets	841	598
Total current assets	13,540	14,510

Property, plant and equipment, (net)	1,856	2,027
Deposit for purchase of property, plant and equipment	0	42

Total assets	$15,396	$16,579

Current liabilities:
Accounts payable	$1,824	$2,547

Current portion of long-term debt	178	262
Obligation under capital lease – current portion	0	3
Accrual payroll and employee benefits	694	852
Other liabilities and accrued expenses	507	472
Net tax payable	182	153
Total current liabilities	3,385	4,289
Long term liabilities :
Long-term debt – net of current portion	0	112

Deferred income taxes	180	180
Total liabilities	3,565	4,581

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	467	634

Treasury shares, at cost – 5,049 shares as of December, 31, 2012; and March 31, 2012 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,831	11,998
Non-controlling interest	0	0
Total shareholders’ equity	11,831	11,998
Total liabilities and shareholders’ equity	$15,396	$16,579

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 31, 2013	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer